Exhibit (12)
Hill-Rom Holdings, Inc. and Subsidiaries
Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Quarter Ended	Fiscal Year Ended September 30,
($ in Millions)	December 31, 2008	2008	2007	2006	2005	2004
Earnings (1):
Income (loss) before income taxes (2)	$21.0	$92.3	$106.2	$115.3	$(308.6)	$108.8
Fixed charges	4.3	21.4	31.8	30.1	27.0	23.7

Total Earnings	$25.3	$113.7	$138.0	$145.4	$(281.6)	$132.5

Fixed Charges:
Interest expense (3)	$2.8	$14.3	$22.2	$21.3	$18.4	$15.2
Interest factor in rental expense (4)	1.5	7.1	9.6	8.8	8.6	8.5

Total Fixed Charges	$4.3	$21.4	$31.8	$30.1	$27.0	$23.7

Ratio of Earnings to Fixed Charges	5.88	5.31	4.34	4.83	(5)	5.59

(1)	Total earnings exclude the impact of earnings and distributions from equity investments as these amounts have been classified within discontinued operations.

(2)	Represents income before income taxes on a continuing operations basis.

(3)	Includes interest expense, amortization of debt issuance costs, and discount or premium on indebtness. Amount does not include interest related to uncertain tax positions as it does not relate to interest on third party indebtedness. Amounts do not include debt extinguishment charges of $3.2 million in 2008 and $6.4 million in 2004. As required, interest expense includes amounts allocated to both continuing and discontinued operations.

(4)	One-third of rental expense is used as a reasonable approximation of interest. As required, this amount includes a portion of rent expense from both continuing and discontinued operations.

(5)	As a result of the loss incurred for fiscal 2005, earnings were insufficient to cover fixed charges by approximately $281.6 million. Earnings for fiscal 2005 included a litigation charge of approximately $358.6 million associated with the settlement of antitrust litigation with Spartanburg Regional Healthcare System.